Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
Milwaukee, WI 53202

August 29, 2024

VIA EDGAR TRANSMISSION

Kim McManus
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 033-12213 and 811-05037
Congress Intermediate Bond ETF (S000087624)

Dear Ms. McManus:

This correspondence is being filed in response to your oral comments received in connection with the SEC Staff’s review of the Trust’s Post-Effective Amendment (“PEA”) No. 874 to its registration statement on Form N-1A (the “Registration Statement”). PEA No. 874 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on June 20, 2024. The purpose of PEA No. 874 was to add one new series to the Trust: Congress Intermediate Bond ETF (the “Fund”). The Trust will be filing another post-effective amendment under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

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The Trust’s responses to your comments are as follows:

Prospectus
1.     In the “Fees and Expenses of the Fund” section in the Fund’s prospectus, in the first paragraph, please bold the second sentence as required by Item 3 of Form N-1A.

Response 1: The Trust will respond as requested and shown below:

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Intermediate Bond Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

2.    Please confirm that the Fund is not subject to any reimbursement and/or recoupment arrangements.

Response 2: The Trust supplementally confirms that the Fund is not subject to any reimbursement and/or recoupment arrangements.

3.    In the “Fees and Expenses of the Fund” section in the Fund’s prospectus, please include a footnote to the Annual Fund Operating Expenses table to explain expenses are based on estimated amounts expected to be incurred during the current fiscal year.

Response 3: The Trust will respond as requested and add a footnote stating “Based on estimated amounts for the current fiscal year.”

4.    General Instruction C.3(b) of Form N-1A states, “Other Information. A Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required.” Please conform the language of the “Example” to that of Form N-1A Item 3 with the exception of the term “mutual fund.”

Response 4: The Trust has updated the disclosure so that it is consistent with the relevant portion of the instruction from Form N-1A. The revised language is provided below:

The Example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% annual return each year and that the Fund’s operating expenses remain the same. ~~The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares~~. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

5.    In the “INVESTMENT OBJECTIVE, PRINCIPAL STRATEGIES & RISKS - Investment Objective” section in the Fund’s prospectus, please remove the third bullet point in the item 9 disclosure as this preliminary prospectus Rule 485(a) filing is concerning a standalone prospectus for one fund.

Response 5: The Trust supplementally confirms that this sentence has been deleted.

•~~what makes the Fund different from the other Fund offered in this Prospectus~~.

6.    Under “INVESTMENT OBJECTIVE, PRINCIPAL STRATEGIES & RISKS - Principal Investment Strategies”, please provide the Fund’s principal investment strategy and how the Adviser decides which securities to buy and sell as required under Item 9(b)(1) and (2) of Form N-1A.”

Response 6: The Trust believes the Fund’s current Item 4 disclosure provides a complete and appropriate summary of the Fund’s objective and principal investment strategies, including its buy and sell strategies. The Trust notes that General Instruction 3(a) to Form N-1A states that

“[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9. Accordingly, the Trust has not revised the Item 9 disclosure.

However, the Trust has added additional disclosure relating to how it decides to sell securities to Item 4, which is shown below:

The Adviser may sell a security for a number of reasons including, but not limited to, if a determination is made that the security no longer meets its investment criteria or if a new security is judged more attractive than a current holding. Additionally, a bond may be sold in order to adjust duration of the overall portfolio or alter the portfolio allocation among fixed income asset classes (U.S. Treasuries, Credit, Securitized, etc.).

7.    With respect to the “U.S. Government and Agency Issuer Risk” in Item 9 disclosure, the Staff notes references to securities issued by Fannie Mae or Freddie Mac. To the extent the Fund intends to invest in Mortgage-related securities, please revise the investment strategy discussion in Item 4 for the Fund to describe this, unless there is a sufficient explanation not to include it.

Response 7: The Trust has added the disclosure as requested to Item 4 and shown below:

The Adviser may buy, hold or sell any Mortgage-Backed Security (MBS) that is explicitly or implicitly guaranteed by the US Government at the time of purchase. This includes, but is not limited to, issuers such as FNMA, GNMA and FHLMC. Additionally, the advisor may buy, hold or sell other MBS issued by non-US Government entities as long as the security has a credit rating equal to, or greater than, that of the US Government at the time of purchase.

SAI
8.    Staff Advisory comment: Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

Response 8: The SEC has previously indicated that the concentration policy required by Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended, does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” (See Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977)). To the extent that the Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy. This approach is consistent with the Fund’s disclosures regarding the treatment of municipal bonds for purposes of the Fund’s industry concentration restrictions (i.e., the Fund discloses that “tax-exempt municipal bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Fund’s industry concentration policy.”). As such, the Fund respectfully declines to add additional disclosure on this point.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Carl Gee at carl.gee@usbank.com or (414) 516-1716.

Sincerely,
/s/Carl G. Gee
Carl G. Gee, Esq.
Vice President & Secretary of the Trust

cc: Domenick Pugliese, Esq.